The World Bank Group	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D. C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

File No. 1-3431
REGULATION BW
RULE 2

November 11, 2005

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

(a)                                  the Management’s Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending September 30, 2005; and

(b)                                 the list of transactions with regard to the Bank’s securities and borrowings during the quarter ending September 30, 2005.

Sincerely yours,

/s/ J. Clifford Frazier
J. Clifford Frazier
Chief Counsel, Finance

Attachments

International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
September 30, 2005

(Unaudited)

CONTENTS
September 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statement Reporting
Management Reporting
Current Value Basis
Equity-to-Loans
Results of Operations
Governance
Net Income Allocations and Transfers

IBRD CONDENSED FINANCIAL STATEMENTS

Condensed Balance Sheet
Condensed Statement of Income
Condensed Statement of Comprehensive Income
Condensed Statement of Changes in Retained Earnings
Condensed Statement of Cash Flows
Notes to Financial Statementrs
Report of Independent Accountants

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2005 (FY 2005).  IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

Basis of Preparation

For the fiscal year ended June 30, 2005, IBRD prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP).  Effective July 1, 2005 IBRD has suspended the preparation of financial statements in accordance with IFRS. The unaudited condensed quarterly financial statements as of and for the three month period ended September 30, 2005 have been prepared solely in conformity with U.S. GAAP (referred to in this document as the “reported basis”). This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets. IBRD anticipates resuming preparation of financial statements in accordance with IFRS by June 30, 2006.

As allowed under Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities,” along with its amendments (herein referred to as “FAS 133”), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

FAS 133 allows hedge accounting for certain qualifying hedging relationships. However, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 criteria for qualifying hedging relationships would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.  Figure 1 depicts the impact on IBRD’s total equity, from the effects of applying FAS 133 as compared to applying current value measurement.

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivatives transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities.

FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging relationship, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed non-U.S. dollar rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

Figure 1: Impact on Retained Earnings and other Equity: FAS 133 versus Current Value Adjustments

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133” (a)

(a). For the purpose of this document, “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133” result from IBRD’s application of FAS 133.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Three Months Ended		Full Year
	September 30,	September 30,	June 30,
	2005	2004	2005

Lending Summary
Commitments to member countries(a)	2,034	2,228	13,611
Gross Disbursements	2,261	2,482	9,722
Net Disbursements(b)	(736)	(1,111)	(5,131)
Reported Basis
Operating Income	412	218	1,320
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133(c)	(921)	631	2,511
Net (Loss) Income	(509)	849	3,831
Net Return on Average Interest-earning Assets	1.25	0.61	0.96
after the effects of FAS 133(c)	(1.54)	2.39	2.79
Gross Return on Average Outstanding Loans	4.30	3.36	3.83
Gross Return on Average Cash and Investments	3.35	1.60	2.17
Cost of Average Borrowings (including swaps)	3.66	2.62	3.06
after the effects of FAS 133(c)	7.58	0.20	0.54
Return on Equity	4.79	2.58	3.90
after the effects of FAS 133(c)	(5.78)	10.11	11.13
Equity-to-Loans Ratio	31.65	29.66	31.45
Current Value Basis
Net Income	311	342	1,044
of which current value adjustment	(104)	128	(273)
Net Return on Average Interest-earning Assets	0.92	0.94	0.74
Return on Equity	3.58	3.98	3.04
Equity-to-Loans Ratio	31.14	29.36	30.83

(a).                             From March 2005 commitments include guarantee commitments and guarantee facilities.

(b).                            Amounts include transactions with International Finance Corporation and capitalized front-end fees.

(c).                             This refers to “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133”.

On a current value basis, net income for the three months ended September 30, 2005 was $311 million, a decrease of $31 million from the net income for the same period in the previous fiscal year. For a detailed discussion on the key components contributing to the lower income, please refer to the Current Value Basis section.

The equity-to-loans ratio on a current value basis increased to 31.14% at September 30, 2005 from 29.36% at September 30, 2004. This was due to a combination of a reduction in IBRD’s loan portfolio and an increase in equity. The reduction in loans was due to repayments and prepayments of $2,997 million against disbursements of $2,261 million. Both the allocation to the General Reserve of $590 million from the FY2005 net income, and the $100 million transfer to the General Reserve from Surplus, increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with a reconciliation to the reported basis for the three months ended September 30, 2005, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At September 30, 2005, the $2,527 million ($3,148 million-June 30, 2005) increase to IBRD’s loan balance from the reported basis to the current value basis reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $621 million decrease in the current value adjustment from June 30, 2005, was primarily due to the decrease in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the upward shift in the reference market yield curve for the U.S. dollar (see Figure 2).

Figure 2: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Table 2: Condensed Current Value Balance Sheets at September 30, 2005 and June 30, 2005

In millions of U.S. dollars

	September 30, 2005				June 30, 2005
		Reversal of	Current	Current
	Reported	FAS 133	Value	Value	Current Value
	Basis	Effects	Adjustment	Basis	Basis

Due from Banks	$1,387			$1,387	$1,177
Investments	26,903			26,903	27,444
Loans Outstanding	103,416		$2,527	105,943	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,379)			(3,379)	(3,491)
Swaps Receivable
Investments	8,872			8,872	9,735
Loans	90	1	*	91	90
Borrowings	74,552	(2,852)	2,852	74,552	75,187
Other Asset/Liability	867	(127)	127	867	878
Other Assets	6,606		(397)	6,209	6,188
Total Assets	$219,314	$(2,978)	$5,109	$221,445	$224,757

Borrowings	$99,707	$(1,458)	$4,468	$102,717	$105,691
Swaps Payable
Investments	10,178			10,178	11,215
Loans	89	(* )		88	89
Borrowings	66,194	(211)	211	66,194	65,404
Other Asset/Liability	1,024	(158)	158	1,024	1,034
Other Liabilities	4,626			4,626	4,381
Total Liabilities	181,818	(1,828)	4,837	184,827	187,814
Paid-in Capital	11,483			11,483	11,483
Retained Earnings and Other Equity	26,013	(1,150)	272	25,135	25,460
Total Equity	37,496	(1,150)	272	36,618	36,943
Total Liabilities and Equity	$219,314	$(2,978)	$5,109	$221,445	$224,757

*Indicates amount less than $0.5 million.

Table 3: Condensed Current Value Statements of Income for the Three Months Ended:

In millions of U.S. dollars

	September 30, 2005			September 30, 2004
	Year to Date	Adjustments	Year to Date	Year to Date
	Reported	to Current	Current Value	Current Value
	Basis	Value	Comprehensive Basis	Comprehensive Basis
Income from Loans	$1,141		$1,141	$931
Income from Investments, net	220	$3	223	119
Other Income	64		64	58
Total Income	1,425	3	1,428	1,108

Borrowing Expense	876		876	683
Administrative Expense including contributions to Special Programs	235		235	238
Release of Provision for Losses on Loans and Guarantees	(98)	98
Other Expense				3
Total Expense	1,013	98	1,111	924
Operating Income	412	(95)	317	184
Current Value Adjustment		(104)	(104)	128
Release of Provision for Losses on Loans and Guarantees—Current Value		98	98	30
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(921)	921
Net (Loss) Income	$(509)	$820	$311	$342

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of					Total Income Statement Effect for
	September 30, 2005					the Three Months Ended
				Other	Less Prior
				Asset/	Years’	September 30,	September 30,
	Loans	Borrowings		Liability	Effects	2005	2004

Total Current Value Adjustments on Balance Sheet	$2,527	$(2,225	)(a)	$(31)	$(342)	$(71)	$110
Unrealized (Losses) Gains on Investments(b)						(3)	4
Currency Translation Adjustment(c)	(186)	155		1		(30)	14
Total Current Value Adjustments						$(104)	$128

(a).                            Amount is net of the current value adjustment for swaps, and unamortized issuance costs.

(b).                            Unrealized (losses) gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(c).                             The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Borrowings Portfolio

The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

At September 30, 2005, the $2,225 million ($2,793 million-June 30, 2005) current value adjustment reflects the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $568 million decrease from June 30, 2005, in the current value adjustment was due primarily to the decrease in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the upward shift in the reference market yield curve for the U.S. dollar (see Figure 2).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $31 million decrease in the net income on a current value basis,  between the three months ended September 30, 2005 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $210 million during the first three months of FY 2006, in comparison with the same period in the previous fiscal year. Higher lending rates contributed $249 million towards this increase, partially offset by $53 million in reduced income due to lower average loan balances outstanding.

Provision for Losses on Loans and Guarantees

For the first three months of FY 2006, there was a $98 million release of provision. This reflects the combined impact from changes in borrowers’ risk ratings and changes in the volume and distribution of loans and guarantees outstanding. In comparison, during the first three months of FY 2005, there was a $30 million release of provision, primarily due to a decrease in the volume of loans and guarantees outstanding. The effect has been an increase in net income of $68 million between the two periods.

Income from Investments

Income from investments increased by $104 million, due to higher average short-term interest rates during the first three months of FY 2006, in comparison with FY 2005 (see Figure 3). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $193 million during the first three months of FY 2006, in comparison with the same period in FY 2005. With about two-thirds of the borrowings based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2006 (see Figure 3) resulted in increased borrowing expenses. This was partially offset by a reduction in the average portfolio size.

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio.

The reduction in equity on account of current value adjustment was $104 million for the three months ended September 30, 2005 (net positive $128 million-September 30, 2004) as shown in Table 4. The current value adjustment reflects changes in both interest rates and currency exchange rates.

During the three months ended September 30, 2005, the current value adjustment due to interest rate changes was negative $71 million. The upward shift in the U.S. dollar reference market yield curve (see Figure 2), was the main contributor to this negative adjustment. Over the same period last year, IBRD’s equity on a current value basis increased by $110 million, reflecting the downward shift in the applicable reference market yield curves.

During the three months ended September 30, 2005, there was a decrease in IBRD’s net assets by $30 million arising from the negative currency translation adjustment due primarily to the depreciation of the euro (0.7%) and Japanese yen (2.9%) against the U.S. dollar during the period. The current value adjustment due to exchange rate changes for the three months ended September 30, 2005, decreased the loans portfolio by $186 million. The euro and the Japanese yen accounted for approximately 16% and 5%, of the total loan portfolio, and 98% of total non-U.S. dollar denominated loans at September 30, 2005. The current value adjustment due to exchange rate changes for the three months ended September 30, 2005, decreased the borrowings portfolio by $155 million, consistent with the exchange rate movements. The euro and the Japanese yen accounted for approximately 11% and 3%, of the total borrowing portfolio, and 99% of total non-U.S. dollar denominated borrowings at September 30, 2005.  During the three months ended September 30, 2004, there was a positive net currency translation adjustment of $14 million on IBRD’s net assets due to the appreciation of the euro against the U.S. dollar partially offset by the depreciation of the Japanese yen against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at September 30, 2005 than at September 30, 2004 and June 30, 2005. This was due to the decrease in net loans outstanding and the allocation of FY 2005 net income and a portion of Surplus to the General Reserve, which increased equity.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	September 30,	June 30,	September 30,
	2005	2005	2004

Reported Basis

Equity-to-Loans Ratio(a)	31.65%	31.45%	29.66%

Current Value Basis

Equity Used in Equity-to-Loans Ratio(b)	$32,290	$32,414	$32,033
Loans and Guarantees Outstanding, Net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$103,689	$105,138	$109,116
Equity-to-Loans Ratio	31.14%	30.83%	29.36%

(a).                            Ratios are presented before applying the effects of FAS 133.

(b).                            The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable (receivable) for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2006, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2005. Figure 3 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 3: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2005, operating income before applying the effects of FAS 133, was $412 million, compared to $218 million for the same period in FY 2005. The increase in operating income is explained by the following key factors:

•                  A $105 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from rising short term interest rates.

•                  A $68 million increase in the release of provision for losses on loans and guarantees. During the first three months of FY 2006, there was a $98 million release of provision. This reflects the combined impact from changes in borrowers’ risk ratings and changes in the volume and distribution of loans and guarantees outstanding. In comparison, during the first three months of FY 2005, there was a $30 million release of provision, primarily due to a decrease in the volume of loans and guarantees outstanding.

Table 6: Net Income - Reported Basis

In millions of U.S. dollars

	Three Months Ended
	September 30, 2005	September 30, 2004
Loan Interest Income, Net of Funding Costs
Debt Funded	$90	$64
Equity Funded	369	290
Total Loan Interest Income, Net of Funding Costs	459	354
Other Loan Income (Expenses)	3	(17)
Release of Provision for Losses on Loans and Guarantees	98	30
Investment Income, Net of Funding Costs	22	34
Net Other Expenses	(170)	(183)
Operating Income	412	218
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(921)	631
Net (Loss) Income	$(509)	$849

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING (BORROWINGS RELATED) DERIVATIVE INSTRUMENTS, AS REQUIRED BY FAS 133

IBRD marks to market all derivative instruments, as defined by FAS 133. To a large extent, IBRD uses derivatives to convert fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of market conditions, and then immediately swaps the borrowings into the required currencies. These currency swaps are financially equivalent to non-U.S. dollar fixed-rate assets. With yield curves shifting upwards particularly in euro, pounds sterling and Japanese yen, these currency swaps resulted in mark-to-market losses. In addition, there were losses on U.S. dollar interest rate swaps. As IBRD is a net floating-rate payer in U.S. dollar interest rate swaps, IBRD incurred losses from the rise in U.S. dollar interest rates (see Figure 2). The overall effect is net unrealized losses of $921 million for the three months ended September 30, 2005. In contrast, the effects of applying FAS 133 resulted in net unrealized gains of $631 million for the same period in FY 2005 primarily as a result of downward shifts in the applicable reference market yield curves.

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD’s application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

GOVERNANCE

MANAGEMENT CHANGES

The President of IBRD has announced the appointment of Vicenzo La Via as Chief Financial Officer, effective December 5, 2005. Until Mr. La Via’s appointment becomes effective, John Wilton, Vice President for Strategy, Finance and Risk Management, will continue to be the Acting Chief Financial Officer.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2005, and transfers from Surplus, that have been approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements—Note C—Retained Earnings, Allocations and Transfers.

C O N D E N S E D  B A L A N C E  S H E E T

Expressed in millions of U.S. dollars

	September 30, 2005
	(Unaudited)	June 30, 2005

Assets
Due from banks	$1,387	$1,177
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $198 million—September 30, 2005; $nil —June 30, 2005)	26,903	26,733
Securities purchased under resale agreements	—	711
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,807	1,836
Receivable from currency and interest rate swaps
Investments	8,872	9,735
Loans	90	89
Borrowings	74,552	75,187
Other asset/liability	867	878
Loans outstanding—Note B
Total loans	136,729	138,145
Less undisbursed balance	33,313	33,744
Loans outstanding	103,416	104,401
Less:
Accumulated provision for loan losses	2,898	3,009
Deferred loan income	481	482
Net loans outstanding	100,037	100,910
Other assets	4,799	4,752
Total assets	$219,314	$222,008

Liabilities
Borrowings
Short-term	$3,738	$3,217
Medium- and long-term	95,969	98,080
Securities sold under repurchase agreements and payable for cash collateral received	200	—
Payable for currency and interest rate swaps
Investments	10,178	11,215
Loans	89	89
Borrowings	66,194	65,404
Other asset/liability	1,024	1,034
Payable for transfers approved by the Board of Governors—Note C	801	805
Other liabilities—Note B	3,625	3,576
Total liabilities	181,818	183,420

Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2005; and June 30, 2005)
Subscribed (1,572,661 shares—September 30, 2005; and June 30, 2005)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	19	46
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	26,052	27,171
Accumulated other comprehensive loss—Note E	(58)	(112)
Total equity	37,496	38,588

Total liabilities and equity	$219,314	$222,008

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  I N C O M E

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Income
Loans—Note B	$1,141	$931
Investments—Trading	220	123
Other—Note D	64	58
Total income	1,425	1,112

Expenses
Borrowings	876	683
Administrative—Note F	229	218
Contributions to special programs	6	20
Release of provision for losses on loans and guarantees—Note B	(98)	(30)
Other	—	3
Total expenses	1,013	894

Operating income	412	218
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(921)	631

Net (loss) income	$(509)	$849

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  C O M P R E H E N S I V E  I N C O M E

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Net (loss) income	$(509)	$849
Other comprehensive income-Note E
Reclassification of FAS 133 transition adjustment to net income	10	(7)
Currency translation adjustments	44	104
Total other comprehensive income	54	97

Comprehensive (loss) income	$(455)	$946

C O N D E N S E D  S T A T E M E N T  O F  C H A N G E S  I N  R E T A I N E D  E A R N -I N G S

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Retained earnings at beginning of the fiscal year	$27,171	$23,982
Transfers approved by the Board of Governors-Note C	(610)	—
Net (loss) income for the period	(509)	849
Net (loss) income less transfers approved by the Board of Governors	(1,119)	849

Retained earnings at end of the period	$26,052	$24,831

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  C A S H F L O W S

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Cash flows from investing activities
Loans
Disbursements	$(2,252)	$(2,466)
Principal repayments	2,836	3,189
Principal prepayments	161	404
Loan origination fees received	3	3
Net cash provided by investing activities	748	1,130

Cash flows from financing activities
Medium- and long-term borrowings
New issues	3,319	1,626
Retirements	(4,967)	(3,398)
Net short-term borrowings	502	57
Net currency and interest rate swaps—Borrowings	112	105
Payments for transfers approved by the Board of Governors	(610)	—
Net maintenance of value settlements	25	24
Net cash used in financing activities	(1,619)	(1,586)

Cash flows from operating activities
Net (loss) income	(509)	849
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Net unrealized losses (gains) on non-trading (borrowings related) derivative instruments, as required by FAS 133	921	(631)
Depreciation and amortization	213	199
Release of provision for losses on loans and guarantees	(98)	(30)
Changes in
Investments—Trading	(244)	(862)
Other assets and liabilities	785	783
Net cash provided by operating activities	1,068	308

Effect of exchange rate changes on unrestricted cash	(17)	(34)

Net increase (decrease) in unrestricted cash	180	(182)

Unrestricted cash at beginning of the fiscal year	505	1,138

Unrestricted cash at end of the period	$685	$956

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(249)	$18
Investments—Trading	(74)	115
Borrowings	(760)	70
Currency and interest rate swaps—Borrowings	606	(81)
Capitalized loan origination fees included in total loans	9	16

The Notes to Financial Statements are an integral part of these Statements

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These financial statements should be read in conjunction with the June 30, 2005 financial statements and notes included therein. For the fiscal year ended June 30, 2005, the International Bank for Reconscruction and Development (IBRD) prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP).  Effective July 1, 2005, IBRD has suspended the preparation of financial statements in accordance with IFRS. These unaudited condensed quarterly financial statements as of and for the three month period ended September 30, 2005, have been prepared solely in conformity with U.S. GAAP. This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets . IBRD anticipates resuming preparation of financial statements in accordance with IFRS by June 30, 2006.

In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with U.S. GAAP.  The results of operations for the first three months of the current fiscal year are not necessarily indicative results that may be expected for the full year.  Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

On July 1, 2005, IBRD adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised) (FIN 46(R)), Consolidation of Variable Interest Entities.  The adoption of FIN 46 (R), together with its related FASB Staff Positions, did not have a material impact on IBRD’s financial reporting.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD. A summary of the Board-approved waivers of loan charges for the fiscal years ending June 30, 2006 (FY2006) and June 30, 2005 (FY2005), is as follows.

Basis points

	Since FY	FY2006		FY2005

Interest waivers (a)
Old loans	1992	5		5
New loans	1999	25		25
Commitment charge waivers	1990	50		50
Front-end fee waivers (b)	2005	75	(c)	50

(a).                            On loans to eligible borrowers.

(b).                            On all loans other than special development policy loans.

(c).                             Applicable to loans presented to the Board between July 1, 2005 and the date on which the Board approves a front end fee waiver for FY2007.

The reduction in net income for the  periods ended September 30, 2005 and September 30, 2004 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Interest waivers	$33	$29
Commitment charge waivers	31	32
Front-end fee waivers	*	*
Total	$64	$61

* Indicates amount less than $0.5 million.

Overdue Amounts

At September 30, 2005, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended September 30, 2005, September 30, 2004 and June 30, 2005:

In millions of U.S. dollars

	September 30,
	2005	June 30,
	(Unaudited)	2005

Recorded investment in nonaccrual loans(a)	$3,511	$3,543
Accumulated provision for loan losses on nonaccrual loans	$1,418	$1,431
Average recorded investment in nonaccrual loans	$3,539	$3,561
Overdue amounts of nonaccrual loans:
Principal	$478	$459
Interest and charges	378	370
Total	$856	$829

(a).                                     A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended
	September 30 ,
	(Unaudited)
	2005	2004

Interest income recognized on loans in nonaccrual status at end of period	$27	$2
Interest income not recognized as a result of loans being in nonaccrual status	$14	$35

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	September 30, 2005
	(Unaudited)
		Principal,
		interest and
	Principal	charges	Nonaccrual
Borrower	outstanding	overdue	since

With Overdues
Côte d’Ivoire	$426	$152	November 2004
Liberia	148	388	June 1987
Seychelles	2	1	August 2002
Zimbabwe	441	315	October 2000

	1,017	856

Without Overdues
Serbia and Montenegro	2,494	—	September 1992

Total	$3,511	$856

During the three months ended September 30, 2005 and September 30, 2004, there were no loans placed into nonaccrual status or restored to accrual status.

Serbia and Montenegro’s arrears to IBRD were cleared through exceptional rescheduling arrangements in January 2002. Under these arrangements, all loans to the country are to remain in non accrual status pending completion of a period of policy and payments performance, even though they are current on all obligations to IBRD.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2005 and for the fiscal year ended June 30, 2005, are summarized below:

In millions of U.S. dollars

	September 30,
	2005	June 30,
	(Unaudited)	2005

Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$3,022	$3,520
Release of provision for losses on loans and guarantees	(98)	(502)
Translation adjustment	(13)	4
Accumulated provision for losses on loans and guarantees, end of the period	$2,911	$3,022
Composed of:
Accumulated provision for loan losses	$2,898	$3,009
Accumulated provision for guarantee losses(a)	13	13
Total	$2,911	$3,022

(a). The accumulated provision for guarantee losses is included in Other Liabilities on the condensed balance sheet.

Guarantees

Guarantees of $1,213 million were outstanding at September 30, 2005 ($1,157 million—June 30, 2005). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2015.

At September 30, 2005, liabilities of $26 million ($22 million—June 30, 2005), related to IBRD’s obligations under guarantees  have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $13 million ($13 million—June 30, 2005).

During the three months ended September 30, 2005, and September 30, 2004, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.   In addition, given the nature of IBRD’s operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

For the three months ended September 30, 2005, loans to one country generated 10 percent of loan income; this amounted to $114 million.  Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

The following table presents IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended:

In millions of U.S. dollars

	September 30, 2005		September 30, 2004
	(Unaudited)		(Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income

Africa	$2,133	$14	$2,437	$19
East Asia and Pacific	26,401	311	28,501	268
Europe and Central Asia	25,688	260	27,476	183
Latin America and the Caribbean	34,906	406	35,935	344
Middle East and North Africa	6,782	73	7,183	72
South Asia	7,403	76	6,890	43
Other(a)	103	1	95	2

Total	$103,416	$1,141	$108,517	$931

(a).                            Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133a and pension income or expense.  On August 4, 2005, IBRD’s Executive Directors approved the allocation of $589.5 million of the net income earned in the fiscal year ended June 30, 2005 to the General Reserve and an increase of $68 million in the pension reserve. There was a $2,511 million increase in Cumulative FAS 133 Adjustments, representing the “net unrealized gains on non-trading (borrowings related) derivative instruments, as required by FAS 133, for fiscal year 2005.

On September 24, 2005,  IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2005: immediate transfers of $400 million to the International Development Association (IDA), $210 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the allocation of $52.5 million to be retained as Surplus. These transfers are considered to be transactions with shareholders and accordingly have been accounted for as direct reductions to equity. The transfers to IDA and HIPC  were made as of September 30, 2005.  In addition, the Board of Governors approved the transfer of $100 million to the General Reserve out of the $400 million of net income previously retained as Surplus in FY2004, and earmarked solely for subsequent transfers to IDA, HIPC, and/ or the General Reserve.

(a).       For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, along with its amendments.

Retained earnings comprises the following elements at September 30, 2005 and June 30, 2005:

In millions of U.S. dollars

	September 30,
	2005	June 30,
	(Unaudited)	2005

Special Reserve	$293	$293
General Reserve	22,912	22,222
Pension Reserve	1,023	955
Surplus	400	448
Cumulative FAS 133 Adjustments	1,933	(578)
Unallocated Net (Loss) Income	(509)	3,831

Total	$26,052	$27,171

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds.  For the three months ended September 30, 2005 and September 30, 2004, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2005	2004

Service fee revenue	$54	$49

Included in these amounts are the following:
Fees charged to IFC	11	9
Fees charged to MIGA	2	2

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive (Loss) Income balances for the three months ended September 30, 2005 and September 30, 2004:

In millions of U.S. dollars

	Accumulated Other Comprehensive Loss
	Three Months Ended September 30, 2005
	(Unaudited)
				Total
		Cumulative		Accumulated
	Cumulative	Effect of Change		Other
	Translation	in Accounting		Comprehensive
	Adjustment	Principle	Reclassification(a)	Loss

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	44	—	10	54

Balance, end of the period	$(108)	$500	$(450)	$(58)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Three Months Ended September 30, 2004
	(Unaudited)
				Total
		Cumulative		Accumulated
	Cumulative	Effect of Change		Other
	Translation	in Accounting		Comprehensive
	Adjustment	Principle	Reclassification(a)	Income

Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71
Changes from period activity	104	—	(7)	97

Balance, end of the period	$91	$500	$(423)	$168

(a)                             Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IBRD’s net periodic pension costs are included in Administrative Expenses on the Condensed Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2005 and September 30, 2004:

In millions of U.S. dollars

	Three Months Ended
	September 30, 2005
	(Unaudited)
	SRP	RSBP		PEBP

Benefit Cost
Service cost	$67	$10		$3
Interest cost	114	16		2
Expected return on plan assets	(179)	(20)		—
Amortization of prior service cost	2	(*	)	(*	)
Amortization of unrecognized net loss	10	8		1
Net periodic pension cost	$14	$14		$6
of which:
IBRD’s Share	$6	$6		$3
IDA’s Share	$8	$8		$3

In millions of U.S. dollars

	Three Months Ended
	September 30, 2004
	(Unaudited)
	SRP	RSBP		PEBP

Benefit Cost
Service cost	$58	$8		$3
Interest cost	121	15		2
Expected return on plan assets	(174)	(18)		—
Amortization of prior service cost	3	(*	)	*
Amortization of unrecognized net loss	—	3		(*	)
Net periodic pension cost	$8	$8		$5
of which:
IBRD’s Share	$4	$4		$2
IDA’s Share	$4	$4		$3

* Less than $0.5 million.

At September 30, 2005, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2006 remained unchanged from that disclosed in the June 30, 2005 financial statements: $211 million for the SRP and $63 million for the RSBP.

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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2005, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2005, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2005 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

November 11, 2005

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)	TREREP_ACC_008

SEC Report - Changes in Borrowings
Borrowings (MLT) July 01, 2005 thru September 30, 2005	1

DESK: IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0108AUD04.67		0000007125	AUD		10,000,000	7,569,000	05-Jul-2005	07-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0707AUD04.45		0000007136	AUD		576,000,000	435,974,400	05-Jul-2005	05-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0708AUD04.70		0000007144	AUD		25,000,000	18,476,250	12-Jul-2005	14-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0110AUD05.07		0000007138	AUD		70,000,000	52,815,000	14-Jul-2005	14-Jan-2010

BOND/SELL AUD/IBRD/GDIF/0708AUD04.77		0000007170	AUD		903,000,000	686,054,250	25-Jul-2005	28-Jul-2008

BOND/SELL AUD/IBRD/GDIF/1207AUD04.71		0000007158	AUD		30,000,000	22,977,000	26-Jul-2005	19-Dec-2007

BOND/SELL AUD/IBRD/GDIF/0810AUD05.02	0000007181	AUD	50,000,000	38,047,500	11-Aug-2005	11-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0810AUD04.52	0000007193	AUD	35,000,000	26,440,750	25-Aug-2005	25-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0808AUD04.85	0000007205	AUD	15,000,000	11,331,750	25-Aug-2005	26-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0807AUD04.60	0000007200	AUD	13,000,000	9,868,300	30-Aug-2005	28-Aug-2007

BOND/SELL AUD/IBRD/GDIF/0909AUD04.77	0000007223	AUD	50,000,000	38,562,500	13-Sep-2005	14-Sep-2009

BOND/SELL AUD/IBRD/GDIF/0308AUD04.51	0000007221	AUD	6,000,000	4,611,000	15-Sep-2005	17-Mar-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD04.53	0000007236	AUD	16,000,000	12,296,800	20-Sep-2005	24-Sep-2008

Total By Currency				1,365,024,500

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0810EURSTR	0000007101	EUR	30,000,000	36,241,500	01-Aug-2005	01-Aug-2010

Total By Currency				36,241,500

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/0810HUF05.00	0000007166	HUF	2,000,000,000	10,126,070	09-Aug-2005	09-Aug-2010

Total By Currency				10,126,070

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR01	0000007129	JPY	3,000,000,000	27,037,988	05-Jul-2005	06-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR03	0000007132	JPY	1,000,000,000	9,012,663	05-Jul-2005	05-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR	0000007118	JPY	1,300,000,000	11,662,854	06-Jul-2005	06-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR02	0000007131	JPY	3,000,000,000	26,876,904	11-Jul-2005	11-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR04	0000007135	JPY	700,000,000	6,271,278	11-Jul-2005	11-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR05	0000007140	JPY	500,000,000	4,449,784	12-Jul-2005	12-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR07	0000007145	JPY	3,100,000,000	27,694,644	19-Jul-2005	20-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR06	0000007143	JPY	1,600,000,000	14,250,724	20-Jul-2005	20-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR11	0000007152	JPY	500,000,000	4,434,197	21-Jul-2005	22-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR08	0000007148	JPY	5,500,000,000	48,969,416	25-Jul-2005	25-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR09	0000007150	JPY	700,000,000	6,232,471	25-Jul-2005	26-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR10	0000007151	JPY	1,500,000,000	13,355,295	25-Jul-2005	25-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR12	0000007155	JPY	1,100,000,000	9,901,436	26-Jul-2005	27-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR14	0000007159	JPY	1,000,000,000	9,001,305	26-Jul-2005	27-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0135JPYSTR05	0000007165	JPY	500,000,000	4,500,653	26-Jul-2005	26-Jan-2035

BOND/SELL JPY/IBRD/GDIF/0725JPYSTR	0000007147	JPY	1,600,000,000	14,305,512	27-Jul-2005	28-Jul-2025

BOND/SELL JPY/IBRD/GDIF/0735JPYSTR13	0000007156	JPY	700,000,000	6,258,662	27-Jul-2005	27-Jul-2035

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR	0000007173	JPY	500,000,000	4,451,369	02-Aug-2005	02-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0235JPYSTR07	0000007163	JPY	500,000,000	4,485,109	04-Aug-2005	05-Feb-2035

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR04	0000007185	JPY	500,000,000	4,480,688	09-Aug-2005	10-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0825JPYSTR01	0000007183	JPY	500,000,000	4,458,514	11-Aug-2005	11-Aug-2025

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR05	0000007188	JPY	500,000,000	4,568,505	16-Aug-2005	17-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR01	0000007179	JPY	5,000,000,000	45,630,846	17-Aug-2005	17-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR02	0000007180	JPY	500,000,000	4,563,085	17-Aug-2005	17-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR03	0000007184	JPY	1,000,000,000	9,126,169	17-Aug-2005	17-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0820JPYSTR07	0000007187	JPY	1,000,000,000	9,126,169	17-Aug-2005	17-Aug-2020

BOND/SELL JPY/IBRD/GDIF/0835JPYSTR06	0000007195	JPY	2,400,000,000	21,903,806	24-Aug-2005	24-Aug-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR	0000007201	JPY	5,250,000,000	47,903,645	06-Sep-2005	06-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR01	0000007202	JPY	1,850,000,000	16,880,332	06-Sep-2005	06-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR02	0000007203	JPY	1,000,000,000	9,124,504	06-Sep-2005	07-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0920JPYSTR09	0000007224	JPY	4,000,000,000	36,073,409	20-Sep-2005	30-Sep-2020

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR03	0000007228	JPY	2,000,000,000	17,932,395	27-Sep-2005	27-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR04	0000007229	JPY	1,500,000,000	13,449,296	27-Sep-2005	27-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR05	0000007235	JPY	1,400,000,000	12,552,676	27-Sep-2005	27-Sep-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR06	0000007250	JPY	600,000,000	5,379,718	27-Sep-2005	27-Sep-2035

Total By Currency				516,306,022

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0807NZD05.45	0000007161	NZD	636,000,000	431,208,000	01-Aug-2005	01-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0807NZD05.54	0000007175	NZD	8,000,000	5,617,600	15-Aug-2005	15-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0208NZD05.66	0000007190	NZD	10,000,000	6,975,000	22-Aug-2005	22-Feb-2008

BOND/SELL NZD/IBRD/GDIF/0808NZD05.52	0000007196	NZD	26,000,000	18,141,500	25-Aug-2005	26-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0907NZD05.52	0000007206	NZD	531,000,000	365,009,400	01-Sep-2005	04-Sep-2007

BOND/SELL NZD/IBRD/GDIF/0907NZD05.57	0000007204	NZD	12,000,000	8,508,600	07-Sep-2005	07-Sep-2007

BOND/SELL NZD/IBRD/GDIF/0908NZD05.72	0000007225	NZD	26,000,000	18,262,400	15-Sep-2005	16-Sep-2008

BOND/SELL NZD/IBRD/GDIF/0308NZD05.46	0000007238	NZD	65,000,000	44,557,500	28-Sep-2005	28-Mar-2008

Total By Currency				898,280,000

United States Dollar

BOND/SELL USD/IBRD/GDIF/0108USD03.06	0000007123	USD	25,000,000	25,000,000	05-Jul-2005	07-Jan-2008

BOND/SELL USD/IBRD/GDIF/0708USDSTR02	0000007164	USD	50,000,000	50,000,000	25-Jul-2005	25-Jul-2008

BOND/SELL USD/IBRD/GDIF/0709USD03.57	0000007168	USD	70,000,000	70,000,000	25-Jul-2005	28-Jul-2009

BOND/SELL USD/IBRD/GDIF/0109USD03.45	0000007157	USD	20,000,000	20,000,000	26-Jul-2005	26-Jan-2009

BOND/SELL USD/IBRD/GDIF/1008USD03.21	0000007153	USD	29,000,000	29,000,000	28-Jul-2005	28-Oct-2008

BOND/SELL USD/IBRD/GDIF/0708USD03.32	0000007169	USD	10,000,000	10,000,000	28-Jul-2005	28-Jul-2008

BOND/SELL USD/IBRD/GDIF/0808USD03.64	0000007191	USD	30,000,000	30,000,000	11-Aug-2005	13-Aug-2008

BOND/SELL USD/IBRD/GDIF/0208USD03.42	0000007189	USD	20,000,000	20,000,000	22-Aug-2005	22-Feb-2008

BOND/SELL USD/IBRD/GDIF/0809USD03.70	0000007210	USD	23,000,000	23,000,000	26-Aug-2005	26-Aug-2009

BOND/SELL USD/IBRD/GDIF/0807USD03.36	0000007198	USD	20,000,000	20,000,000	30-Aug-2005	28-Aug-2007

BOND/SELL USD/IBRD/GDIF/0308USD03.37	0000007222	USD	12,000,000	12,000,000	15-Sep-2005	17-Mar-2008

BOND/SELL USD/IBRD/GDIF/0908USD03.31	0000007231	USD	209,600,000	209,600,000	15-Sep-2005	16-Sep-2008

BOND/SELL USD/IBRD/GDIF/0907USD03.83	0000007237	USD	10,000,000	10,000,000	20-Sep-2005	20-Sep-2007

BOND/SELL USD/IBRD/GDIF/0907USD03.25	0000007226	USD	20,000,000	20,000,000	21-Sep-2005	20-Sep-2007

BOND/SELL USD/IBRD/GDIF/1207USD03.25	0000007239	USD	15,000,000	15,000,000	28-Sep-2005	19-Dec-2007

Total By Currency				563,600,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0611ZAR07.02	0000007114	ZAR	50,000,000	7,474,400	05-Jul-2005	10-Jun-2011

BOND/SELL ZAR/IBRD/GDIF/0713ZAR07.05	0000007122	ZAR	75,000,000	11,211,600	05-Jul-2005	10-Jul-2013

BOND/SELL ZAR/IBRD/GDIF/0713ZAR07.05A	0000007137	ZAR	95,000,000	14,287,433	14-Jul-2005	10-Jul-2013

BOND/SELL ZAR/IBRD/GDIF/0714ZAR07.14	0000007139	ZAR	50,000,000	7,462,464	21-Jul-2005	10-Jul-2014

BOND/SELL ZAR/IBRD/GDIF/0715ZAR07.08	0000007149	ZAR	50,000,000	7,601,904	25-Jul-2005	10-Jul-2015

BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.05	0000007160	ZAR	75,000,000	11,516,315	04-Aug-2005	10-Sep-2013

BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.02	0000007162	ZAR	50,000,000	7,734,790	11-Aug-2005	10-Aug-2012

BOND/SELL ZAR/IBRD/GDIF/0914ZAR07.17	0000007186	ZAR	73,000,000	11,222,137	22-Aug-2005	10-Sep-2014

BOND/SELL ZAR/IBRD/GDIF/0811ZAR06.60	0000007197	ZAR	80,000,000	12,382,942	30-Aug-2005	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/0915ZAR07.02	0000007213	ZAR	60,000,000	9,434,630	20-Sep-2005	10-Sep-2015

BOND/SELL ZAR/IBRD/GDIF/0910ZAR06.84	0000007241	ZAR	433,000,000	68,038,970	27-Sep-2005	10-Sep-2010

Total By Currency				168,367,583

Total				3,557,945,675

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/0935USDSTR	0000007219	USD	20,000,000	20,000,000	07-Sep-2005	07-Sep-2035

Total By Currency				20,000,000

Total				20,000,000

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/CB/0805XAU02.3	0000004713	XAU		64,000	27,638,401	04-Aug-2000	04-Aug-2005

BOND/SELL XAU/IBRD/CB/0805XAU02.16	0000004754	XAU		128,000	56,080,000	15-Aug-2000	15-Aug-2005

BOND/SELL XAU/IBRD/CB/0905XAU02.31	0000004768	XAU		96,000	42,811,201	05-Sep-2000	06-Sep-2005

BOND/SELL XAU/IBRD/CB/0905XAU02.24	0000004778	XAU		144,000	66,808,801	29-Sep-2000	29-Sep-2005

BOND/SELL XAU/IBRD/CB/0705XAU0.28	0000006434	XAU		160,100	69,667,569	01-Jul-2003	01-Jul-2005

BOND/SELL XAU/IBRD/CB/0905XAU0.30	0000006575	XAU	PHYSICAL	160,155	74,576,039	23-Sep-2003	23-Sep-2005

BOND/SELL XAU/IBRD/CB/0905XAU0.51	0000006583	XAU	PHYSICAL	127,977	59,237,523	30-Sep-2003	30-Sep-2005

Total By Currency					396,819,534

Total					396,819,534

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0705AUD05.07	0000005824	AUD		50,000,000	37,707,500	25-Jul-2002	22-Jul-2005

BOND/SELL AUD/IBRD/GDIF/0905AUD04.56	0000005931	AUD		90,000,000	69,165,000	19-Sep-2002	15-Sep-2005

BOND/SELL AUD/IBRD/0905AUD04.13	0000006529	AUD		60,000,000	46,116,000	10-Sep-2003	12-Sep-2005

BOND/SELL AUD/IBRD/0905AUD04.13A	0000006547	AUD		40,000,000	30,726,000	25-Sep-2003	26-Sep-2005

Total By Currency					183,714,500

Swiss Franc

BOND/SELL CHF/IBRD/MLT/0805CHF06.00	0000000060	CHF	CHF0175MLT02	200,000,000	158,090,270	23-Aug-1985	22-Aug-2005

Total By Currency					158,090,270

Euro Currency

BOND/SELL EUR/IBRD/GMTN/0805ITL08.75E	0000000284	EUR	ITL0547GMT01	15,493,707	18,935,634	22-Aug-1996	22-Aug-2005

BOND/SELL EUR/IBRD/GDIF/0905EUR04.25	0000001104	EUR	XEU0731GDI01	500,000,000	623,800,000	08-Sep-1998	08-Sep-2005

BOND/SELL EUR/IBRD/GDIF/0905EUR04.25	0000004519	EUR		50,000,000	62,380,000	15-May-2000	08-Sep-2005

BOND/SELL EUR/IBRD/GDIF/0705EUR04.74	0000004680	EUR		39,000,000	47,351,850	27-Jul-2000	25-Jul-2005

BOND/SELL EUR/IBRD/GDIF/0905EUR04.90	0000004760	EUR		35,200,000	44,190,080	05-Sep-2000	06-Sep-2005

BOND/SELL EUR/IBRD/GDIF/0705EUR03.53	0000005813	EUR		15,000,000	18,134,250	17-Jul-2002	19-Jul-2005

BOND/SELL EUR/IBRD/GDIF/0705EUR03.45	0000005818	EUR		25,500,000	30,795,075	22-Jul-2002	22-Jul-2005

BOND/SELL EUR/IBRD/GDIF/0805EUR03.27	0000005869	EUR		10,000,000	12,232,500	27-Aug-2002	25-Aug-2005

Total By Currency					857,819,389

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/0805HUF10.00	0000006650	HUF		14,000,000,000	71,310,327	15-Dec-2003	15-Aug-2005

Total By Currency					71,310,327

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0805NZD04.00	0000006476	NZD		17,500,000	12,075,000	07-Aug-2003	08-Aug-2005

Total By Currency					12,075,000

United States Dollar

BOND/SELL USD/IBRD/COLTS/0905USD09.11	0000000785	USD	USD1436COL01	25,000	25,000	22-May-1990	15-Sep-2005

BOND/SELL USD/IBRD/MLT/0705USD06.38	0000000536	USD	USD0266MLT01	1,500,000,000	1,500,000,000	21-Jul-1995	21-Jul-2005

BOND/SELL USD/IBRD/GDIF/0805USD05.75	0000000023	USD	USD0725GDI01	500,000,000	500,000,000	12-Aug-1998	12-Aug-2005

BOND/SELL USD/IBRD/GDIF/0905USD06.28	0000004759	USD		66,000,000	66,000,000	05-Sep-2000	06-Sep-2005

BOND/SELL USD/IBRD/0805USD04.45	0000005237	USD		41,000,000	41,000,000	30-Aug-2001	25-Aug-2005

BOND/SELL USD/IBRD/GDIF/0905USD04.33	0000005285	USD		50,000,000	50,000,000	20-Sep-2001	20-Sep-2005

BOND/SELL USD/IBRD/GDIF/0905USD03.32	0000005786	USD		11,000,000	11,000,000	26-Jun-2002	26-Sep-2005

BOND/SELL USD/IBRD/GDIF/0705USD03.04	0000005823	USD		20,000,000	20,000,000	25-Jul-2002	22-Jul-2005

BOND/SELL USD/IBRD/GDIF/0705USD03.00	0000005836	USD		10,000,000	10,000,000	25-Jul-2002	25-Jul-2005

BOND/SELL USD/IBRD/GDIF/0705USD03.01	0000005822	USD		15,000,000	15,000,000	29-Jul-2002	29-Jul-2005

BOND/SELL USD/IBRD/GDIF/0905USD02.06	0000005930	USD		20,000,000	20,000,000	19-Sep-2002	15-Sep-2005

Total By Currency					2,233,025,000

Total					3,516,034,486

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/MLT/0805USD00.00	0000000477	USD	USD0189MLT21	18,000,000	18,000,000	06-Mar-1985	15-Aug-2005

Total By Currency					18,000,000

Total					18,000,000

Early Retirement

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00	0000007133	AUD	BUYBACK	200,000,000	152,340,000	01-Jul-2005	20-Nov-2012

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00	0000007212	AUD	BUYBACK	150,000,000	112,012,500	02-Sep-2005	20-Nov-2012

Total By Currency					264,352,500

Canadian Dollar

BOND/BUY CAD/IBRD/GDIF/0613CAD01.00	0000007182	CAD	BUYBACK	125,000,000	103,250,320	03-Aug-2005	19-Jun-2013

BOND/BUY CAD/IBRD/GDIF/0513CAD01.00	0000007208	CAD	BUYBACK	100,000,000	84,107,826	02-Sep-2005	22-May-2013

Total By Currency					187,358,146

Euro Currency

BOND/BUY EUR/IBRD/GDIF/0713ITLSTR2E	0000007154	EUR	132,114,837	158,438,718	29-Jul-2005	29-Jul-2013

BOND/BUY EUR/IBRD/GDIF/0915ITLSTR01E	0000007209	EUR	48,598,594	59,416,641	19-Sep-2005	18-Sep-2015

BOND/BUY EUR/IBRD/GDIF/0918ITLSTR01E	0000007227	EUR	51,645,690	62,070,373	29-Sep-2005	29-Sep-2018

Total By Currency				279,925,732

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR02	0000007141	JPY	1,300,000,000	11,646,658	11-Jul-2005	09-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0727JPYSTR	0000007126	JPY	1,000,000,000	8,899,568	12-Jul-2005	12-Jul-2027

BOND/BUY JPY/IBRD/GDIF/0722JPYSTR	0000007127	JPY	2,000,000,000	17,799,137	12-Jul-2005	12-Jul-2022

BOND/BUY JPY/IBRD/GDIF/0732JPYSTR05	0000007142	JPY	1,100,000,000	9,793,883	25-Jul-2005	23-Jul-2032

BOND/BUY JPY/IBRD/GDIF/0832JPYSTR01	0000007172	JPY	1,600,000,000	14,422,210	12-Aug-2005	12-Aug-2032

BOND/BUY JPY/IBRD/GDIF/0832JPYSTR	0000007167	JPY	1,000,000,000	9,071,117	15-Aug-2005	13-Aug-2032

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR03	0000007192	JPY	3,000,000,000	27,356,039	30-Aug-2005	27-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0826JPYSTR	0000007194	JPY	3,000,000,000	27,356,039	30-Aug-2005	28-Aug-2026

BOND/BUY JPY/IBRD/GDIF/0925JPYSTR	0000007220	JPY	1,000,000,000	9,042,409	12-Sep-2005	12-Sep-2025

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR01	0000007207	JPY	3,300,000,000	29,760,563	20-Sep-2005	18-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR04	0000007211	JPY	1,300,000,000	11,723,858	20-Sep-2005	17-Sep-2031

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR07	0000007214	JPY	2,500,000,000	22,474,940	26-Sep-2005	18-Dec-2031

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR04	0000007215	JPY	1,000,000,000	8,989,976	26-Sep-2005	14-Nov-2031

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR66	0000007216	JPY	2,000,000,000	17,979,952	26-Sep-2005	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR10	0000007217	JPY	1,000,000,000	8,989,976	26-Sep-2005	24-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR05	0000007218	JPY	1,000,000,000	8,989,976	26-Sep-2005	26-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0920JPYSTR08	0000007230	JPY	2,000,000,000	17,979,952	26-Sep-2005	26-Sep-2020

BOND/BUY JPY/IBRD/GDIF/0925JPYSTR02	0000007232	JPY	2,000,000,000	17,932,395	27-Sep-2005	27-Sep-2025

BOND/BUY JPY/IBRD/GDIF/0925JPYSTR03	0000007233	JPY	1,000,000,000	8,966,197	27-Sep-2005	27-Sep-2025

Total By Currency				289,174,847

United States Dollar

BOND/BUY USD/IBRD/GDIF/1014USD01.00	0000007146	USD	BUYBACK	50,000,000	50,000,000	12-Jul-2005	30-Oct-2014

BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000007174	USD		65,000,000	65,000,000	29-Jul-2005	05-Dec-2022

BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000007177	USD	BUYBACK	155,000,000	155,000,000	02-Aug-2005	07-Feb-2023

BOND/BUY USD/IBRD/GDIF/0814USDSTR01	0000007171	USD		20,000,000	20,000,000	04-Aug-2005	04-Aug-2014

BOND/BUY USD/IBRD/GDIF/0915USDSTR	0000007199	USD		39,331,000	39,331,000	12-Sep-2005	10-Sep-2015

BOND/BUY USD/IBRD/GDIF/1223USDSTR	0000007240	USD		100,000,000	100,000,000	27-Sep-2005	29-Dec-2023

Total By Currency					429,331,000

Total					1,450,142,225

MTBOZ

United States Dollar

BOND/BUY USD/IBRD/GDIF/0833USDSTR02	0000007176	USD		248,377,878	248,377,878	15-Aug-2005	15-Aug-2033

Total By Currency					248,377,878

South African Rand

BOND/BUY ZAR/IBRD/GDIF/1228ZAR0	0000007178	ZAR	BUYBACK	1,000,000,000	150,884,180	01-Aug-2005	29-Dec-2028

Total By Currency					150,884,180

Total					399,262,058